UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department,
Corporate Administration Division

[NOTICE: This Notice of Resolution is a translation of the Japanese original for reference purposes only, and in the event of any discrepancy, the Japanese original shall prevail.]

June 29, 2017

NOTICE OF RESOLUTION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are hereby notified that the matters below were reported and resolved at the 12th Annual General Meeting of Shareholders of Mitsubishi UFJ Financial Group, Inc. (the “Company”), which was held today.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC.

Nobuyuki Hirano

Director, President & Group CEO

7-1, Marunouchi 2-chome,

Chiyoda-ku, Tokyo

PARTICULARS

Matters Reported:

Report on the Business Report for the 12th Fiscal Year (from April 1, 2016 to March 31, 2017), the Financial Statements, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee was made.

Matters Resolved:

<Proposal by the Company (from First Item of Business to Second Item of Business)>

First Item of Business	Appropriation of Surplus

This item was approved and resolved as originally proposed. The year-end dividend for Ordinary Shares for the fiscal year 2016 was decided at ¥9 per share (which, together with the interim dividend, resulted in the annual dividend being ¥18 per share for the fiscal year 2016), and the date on which such appropriation of surplus becomes effective was decided to be June 30, 2017.

Second Item of Business	Election of 18 (Eighteen) Directors

This item was approved and resolved as originally proposed. Messrs. Hiroshi Kawakami, Tsutomu Okuda, Yukihiro Sato, Akira Yamate, Takehiko Shimamoto, Kiyoshi Sono, Takashi Nagaoka, Mikio Ikegaya, Nobuyuki Hirano, Tadashi Kuroda, Muneaki Tokunari, Masamichi Yasuda and Mses. Yuko Kawamoto and Haruka Matsuyama were reelected and reappointed as Directors, and Messrs. Toby S. Myerson, Junichi Okamoto, Kanetsugu Mike and Ms. Tarisa Watanagase were newly elected and appointed as Directors.

Messrs. Hiroshi Kawakami, Toby S. Myerson, Tsutomu Okuda, Yukihiro Sato, Akira Yamate and Mses. Yuko Kawamoto, Haruka Matsuyama and Tarisa Watanagase are the Outside Directors set out in Article 2, Item 15 of the Companies Act.

<Proposal by Shareholders (from Third Item of Business to Nineteenth Item of Business)>

Third Item of Business	Partial Amendment to the Articles of Incorporation (Individual Disclosure of Compensation for Directors)

Fourth Item of Business	Partial Amendment to the Articles of Incorporation (Separation of roles of Chairman of the Board and Chief Executive Officer)

Fifth Item of Business	Partial Amendment to the Articles of Incorporation (Establishment of a Plan for the Company’s Employees to be Able to Return to Their Jobs After Running for a National Election, a Municipal Election or a Mayoral Election)

Sixth Item of Business	Partial Amendment to the Articles of Incorporation (Exercise of Voting Rights of Shares Held for the Purpose of Strategic Shareholdings)

Seventh Item of Business	Partial Amendment to the Articles of Incorporation (Disclosure of Policies and Actual Results of Training for Directors)

Eighth Item of Business	Partial Amendment to the Articles of Incorporation (Provision Relating to Communication and Response Between Shareholders and Directors)

Ninth Item of Business	Partial Amendment to the Articles of Incorporation (Provision relating to a Mechanism Enabling Shareholders to Recommend Candidates for Director to the Nominating Committee and Their Equal Treatment)

Tenth Item of Business	Partial Amendment to the Articles of Incorporation (Publication of Proposals by Shareholder in the Notice of Convocation with at Least 100 Proposals as the Upper Limit)

Eleventh Item of Business	Partial Amendment to the Articles of Incorporation (Establishment of Whistle-blowing Contact on the Board of Corporate Auditors)

Twelfth Item of Business	Partial Amendment to the Articles of Incorporation (Holding of Executive Committee Meetings Consisting Only of Outside Directors Without the Attendance of Representative Corporate Executive Officers)

Thirteenth Item of Business	Partial Amendment to the Articles of Incorporation (Establishment of Program for Hiring Women Who Gave Up Their Career Due to Childbirth and Child Rearing as “Semi-recent College Graduates” and also as Career Employees and Executives, etc.)

Fourteenth Item of Business	Partial Amendment to the Articles of Incorporation (Prohibition of Discriminatory Treatment of Activist Investors)

Fifteenth Item of Business	Partial Amendment to the Articles of Incorporation (Establishment of a Special Committee to Express Opinions as the Company on a Series of Acts of the Minister of Justice, Katsutoshi Kaneda)

Sixteenth Item of Business	Partial Amendment to the Articles of Incorporation (Establishment of a Special Investigation Committee on the Loans to Kenko Corporation)

Seventeenth Item of Business	Dismissal of Director Haruka Matsuyama

Eighteenth Item of Business	Election of Director Lucian Bebchuk instead of Haruka Matsuyama

Nineteenth Item of Business	Partial Amendment to the Articles of Incorporation (Submission of a Request to the Bank of Japan to Refrain from Deepening the Negative Interest Rate Policy)

The above 17 items were not approved.

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